UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A.]
(UNITED BREWERIES COMPANY, INC)

Open Stock Corporation Securities Reg. N° 0007

INFORMATION ON THE CANDIDATES NOMINATED AS DIRECTORS
OF THE BOARD TO BE ELECTED AT THE
116TH ORDINARY SHAREHOLDERS’ MEETING
To be held on April 17, 2019

Shareholders are informed that the Administration has received the following information on the following candidates nominated for the position of director, to be proposed at the next Ordinary Shareholders' Meeting:

I. LIST OF CANDIDATES

The candidates who have accepted their nomination to the position of director of the Company and have declared to comply with all legal requirements to carry out their duties, in accordance with the provisions of article 73 of the Regulation of Law No. 18,046 on Corporations, are the following:

1.- Vittorio Corbo Lioi (as independent director)
2.- Andrónico Luksic Craig
3.- Francisco Pérez Mackenna
4.- Pablo Granifo Lavín
5.- Rodrigo Hinzpeter Kirberg
6.- Carlos Molina Solís
7.- José Miguel Barros van Hövell tot Westerflier
8.- Hemmo Parson
9.- Rory Cullinan

II. INFORMATION ON THE EXPERIENCE AND PROFESSIONAL PROFILE OF THE CANDIDATES

Candidates have submitted the following information:

Vittorio Corbo Lioi: Has held the position of member of the Directors Committee of Compañía Cervecerías Unidas S.A., in his capacity as independent director, since he was elected director in April 2012, which he currently chairs. He is president of Vittorio Corbo y Asociados Limitada, member of the MIT Sloan Latin American Advisory Council, of the International Advisory Council of the Center for Social and Economic Research (CASE) of Warsaw, Poland, and member of the Public Opinion Committee of the Centro de Estudios Públicos (CEP) in Santiago, Chile. He was president of the Central Bank of Chile between 2003 and 2007, director of Banco Santander S.A. (Spain) between the years 2011-2014, Chairman of the Board of Banco Santander Chile between 2014 and 2018, and director of the Santander-México Group and ENDESA Chile. He is an economic advisor to large companies as well as family offices. He held senior management positions at the World Bank in Washington DC and has provided numerous consultancies to the World Bank, IDB, US-AID, CIDA, SIDA, FASID and the OECD, as well as governments and central banks in Latin America. He was Professor of Economics in Canada, the United States and Chile. Mr. Corbo holds a degree in Business Administration from the Universidad de Chile and a Ph.D. in Economics from MIT.

Andrónico Luksic Craig: Was appointed Chairman of the Board of Compañía Cervecerías Unidas S.A. in April 2013 and he has served as director since November 1986. He is currently a member of the Board of Directors of Cervecera CCU Chile Limited, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. He is currently president of the Boards of Quiñenco S.A. and of LQ Inversiones Financieras S.A., and vice president of the Boards of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the Board of several other companies and institutions. In addition, Mr. Luksic is Trustee Emeritus of Babson College.

Francisco Pérez Mackenna: Has served as director of Compañía Cervecerías Unidas S.A. as of July 1998 and previously, between 1991 and 1998, he held the position of general manager of said company. In 1998 he was appointed Chief Executive Officer of

Quiñenco S.A., a position he holds to date. He is a member of the Board of several companies, including Cervecera CCU Chile Limited, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá SA, Compañía Pisquera de Chile S.A., Compañía Cervecerías Unidas Argentina S.A., Compañía Industrial Cervecera S.A., Inversiones y Rentas S.A., Banco de Chile and Sudamericana Agencias Aéreas y Marítimas S.A. Mr. Pérez holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA (Master in Business Administration) from the University of Chicago.

Pablo Granifo Lavín: He has served as director of Compañía Cervecerías Unidas S.A. since April 2013. He has also served as chairman of the Board of Directors of Banco de Chile since 2007 and of Viña San Pedro Tarapacá S.A. since 2013. He also holds the position of director of the subsidiaries Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. In addition, he is chairman of the Boards of Banchile Asesoría Financiera S.A., Socofin S.A., Banchile Securitizadora S.A. and Banchile Administradora General de Fondos S.A., and member of the executive committee of Banchile Corredores de Seguros Limitada and of the Board of Empresa Nacional de Energía Enex S.A. Mr. Granifo holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter Kirberg: He serves as director of Compañía Cervecerías Unidas S.A. since July 2015. He is also a member of the Board of Directors of Cervecera CCU Chile Limited, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A. e Inversiones y Rentas S.A. Between 2000 and 2001, he worked as foreign attorney at Simpson Thacher & Bartlett law firm in New York. As of 2014, he is the General Counsel of Quiñenco S.A. Previously, he was Minister of Internal Affairs (2010-2012) and Secretary of Defense of Chile (2012-2014). He holds a law degree from the Pontificia Universidad Católica de Chile.

Carlos Alberto Molina Solis: Has serves as director of Compañía Cervecerías Unidas S.A. as of April 2012. He is also a member of the Board of Directors of Cervecera CCU Chile Limited, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Foods Compañía de Alimentos CCU S.A. and Compañía Pisquera de Chile S.A., and CEO of Corporación Dinámica Industrial, S.A. in Mexico. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included Business Development for Heineken Americas; Planning and Strategy for Femsa Cerveza; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a Partner in Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina is a Mexican citizen and has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas.

José Miguel Barros van Hövell tot Westerflier: Holds the position of director of Compañía Cervecerías Unidas S.A. as of April 2016. He is also a member of the Board of Directors of Cervecera CCU Chile Limited, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He is senior executive director and partner of Larraín Vial S.A. Mr. Barros holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and graduated from the PADE of ESE Business School, Universidad de Los Andes.

Hemmo Parson: He is director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the Board of Directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. He has held various positions in Heineken, currently serving as Legal Director of Heineken Americas. In addition, he is a member of the Board of Directors of Desnoes & Geddes Ltd., Surinaamse Brouwerij N.V. and Caribbean Development Company Ltd. Mr. Parson holds a law degree from the University of Utrecht.

Rory Cullinan: He has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the Board of Directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Cullinan has wide experience across different markets and sectors, working in Europe, Africa, America and Russia. Mr. Cullinan held various positions in the Royal Bank of Scotland, including as executive chairman. He is currently non-executive director at J2 Acquisition Limited, a publicly traded company listed in London Stock Exchange and serves as senior advisor to Mckinsey.

Santiago, April 1, 2019.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: April 1, 2019